



ORBIT INTERNATIONAL CORP.

2006 Annual Report

COMPANY PROFILE

Orbit International Corp. designs and manufactures customized panels, components and subsystems for contract program requirements for prime contractors, governmental procurement agencies and R & D laboratories in its manufacturing facilities in Hauppauge, NY and Quakertown, PA. The Company also manufactures and sells commercial power supplies, AC power sources, frequency converters, uninterruptible power supplies and associated analytical equipment through its Behlman subsidiary. The Behlman custom division designs, manufactures and sells power units and electronic products for measurement and display.

Dear Fellow Shareholders:

2006 was a productive year for Orbit International. It was a year in which we substantially strengthened our balance sheet, increased our backlog, and received some exciting new orders with significant follow-on potential. Building on this foundation, I am pleased to report that we expect top and bottom line growth in 2007.

2006 in Review and Financial Condition

Delays in program funding and delivery schedules that were pervasive in our industry impacted our second and third quarters and as a result, for the year as a whole, net sales increased by only 3.1% to $25,015,000 from $24,254,000 in the prior year. EBITDA decreased slightly by 0.9% to $3,678,000 compared to $3,710,000. Net income decreased to $2,419,000 or $.52 per diluted share compared to $2,684,000 or $.60 per diluted share in 2005.

Our continued profitability over the past several years has significantly strengthened our balance sheet and overall financial condition. As at December 31, 2006, our working capital increased to $17,176,000 and our current ratio was 4.9 to 1. In addition, our cash position at December 31, 2006, including cash, cash equivalents and marketable securities, was approximately $8 million, compared to $5 million from the prior year. We renewed our $2.5 million credit facility with our primary lender, which remains unused, and we negotiated a reduction to our borrowing costs related to our acquisition loan. With approximately $22 million in tax loss carryforwards, future profits should be protected from federal income taxes for several years, further enhancing cash flow from operations.

New Awards and Follow-on Opportunities

Once again, 2006 was a year in which we penetrated new markets, expanded our customer base, and reaped the benefits of follow-on orders on existing programs. Here are some of the 2006 and early 2007 highlights:

- Throughout 2006, our Power Group received several orders for a power supply used in oil and gas exploration. Since January 2005, the Power Group has booked over $2,600,000 in orders for this design configuration and its most recent order of $1,150,000 booked in November 2006 provides a solid base of business for the operating segment for the next two years.

- In June 2006, the Electronics Group received a Long-Term Agreement (LTA) firm fixed price contract from a leading defense contractor totaling $3,100,000 to procure its Remote Control Units, in support of the Common Transponder Program for both the U.S. Army and U.S. Navy. The initial order against the aforementioned LTA was received in October for approximately $950,000.

- In September 2006, our Electronics Group received a contract under a new multi-year Master Order Agreement, valued in excess of $3,200,000 for the production of mobile key panel receivers in support of the Defense Advanced GPS Receiver (DAGR) program requirements. The DAGR key panel provides our armed forces with a hand-held dual frequency GPS device that enables combat ground personnel to make critical, informed decisions, using real time data during battlefield conditions.

- In November 2006, our Electronics Group received a contract in excess of $647,000 from the U.S. Army Communications Command (CECOM), Fort Monmouth, NJ. Under the terms of this multi-year IDIQ contract, we delivered on an accelerated basis our Radar Display Units (RDU) which support ongoing U.S. Army and Marine Corps Firefinder program requirements. In January 2007, we received additional RDU orders valued at approximately $800,000 that were needed to support current military operations in Iraq and Afghanistan.

- In January 2007, the Electronics Group received orders valued at approximately $530,000 from a leading defense contractor to procure Cockpit Mission console equipment in support of the P-3 Maritime Patrol Aircraft program for Foreign Military Sales requirements. This represents our third order in connection with





the upgrade of the P-3 aircraft for which we are supplying control trackballs, cockpit displays, keyboards, flight keypads and ruggedized displays in support of the aircraft's enhanced submarine surveillance equipment. The earlier orders were for the Swedish Coast Guard's DeHavaland P-3 aircraft and P-3 Lot II upgrade for the New Zealand Air Force.

Looking Ahead

Our strategy is to achieve internal growth through the expansion of our customer and product base, identify new program opportunities, and continue to seek strategic acquisitions that would accelerate our growth rate and enhance shareholder value. In this regard, we have engaged Cove Partners LLC of San Diego, California, an investment banking firm that specializes in mergers and acquisitions and strategic advisory services to help us identify, value and consummate acquisitions.

The growth prospects for our Electronics and Power Groups are very promising and both of our operating segments continue to pursue several program opportunities. In our Power Group, we have delivered a significant number of design variations of our COTS power supplies, which we believe should enter initial production in the not too distant future. Once the production quantities are fixed, our custom power units have the potential to generate significant follow-on orders which will provide a solid base of business in the years to come. We will continue to cultivate new business opportunities by leveraging our extensive line of COTS designs that provide our customers with reduced design cost and quick turn lead times. Our Electronics Group has also received a number of contracts for new design work all of which have significant revenue potential once the programs enter their production phase.

We expect that high levels of defense spending will continue from all branches of our armed services. For Orbit this means the potential for new and enhanced program opportunities. Additionally, we have been meeting the military's refurbishment and retrofit requirements for decades and this is a continuing source of business for us. Since we have been in business, our Electronics and Power Groups have supplied hardware and components that have reached their end of life service or been in battlefield service for extended use. These are all candidates for upgrade, replacement and refurbishment. We also look forward to additional business from our prime contractor customers as military sales to foreign governments continue to rise.

We enter 2007 with our backlog at $14.7 million, an increase of 11.6% over the prior year and we continue to be excited about the prospects for growth and success. Our growth is fueled by our reputation in the marketplace as a dependable subcontractor that delivers a quality product while adhering to the most stringent quality, environmental, design specification, and delivery expectations. We currently have submitted proposals for an unprecedented amount of new program opportunities and we are also involved in a number of programs that are in a design and pre-production phase. These new programs should provide the foundation for our future revenue growth.

Once again, I would like to thank our shareholders for your continued support and our employees for all of your hard work and dedication. All of us here are committed to making Orbit a bigger and better company. We are truly excited about our opportunities for expansion and look forward to reporting on our success.

Dennis Sunshine
President and Chief Executive Officer

A Leader In Providing Military and

Every Orbit product draws heavily on more than 50 years of engineering design experience, producing reliable hardware qualified to the most exacting standards.

AIRBORNE

Orbit Instrument currently supports a number of U.S. and foreign military programs with electronic hardware and subsystems. Orbit's experience in this field has enabled the Company to gain the confidence of its customers, and embedded its hardware into program requirements to be used as standard products. Orbit's Command Information Units (CIU's), Command Display Units (CDU's), Digital Transponder (IFF) Units, Secure Voice Systems (SVS) and Ground Positioning Systems (GPS) Units, are all currently used as industry standards for night vision and harsh terrain environment applications.



COTS/CUSTOM

Behlman has extensive experience in the design and manufacture of critical electronic equipment in our "World Class" facility. Behlman is a key supplier of precision power supplies for military, industrial and commercial applications. Innovative engineering allows Behlman to tailor its wide range of designs to specific customer requirements. Behlman can produce new designs, build-to-print, reverse engineer and modernize old or obsolete power supplies.



TRANSPORTATION

Behlman manufactures railroad signal sources for major transit and signal companies. Railroad signaling, as we know it, is a system of AC voltages applied to the track from a wayside bungalow. It is used to advise the train engineer of acceptable operations; it is used to sense train position for crossing gates; and it sends information to a central dispatcher relative to train position. Railroad signaling is on 24/7 and the railroad must stop operating if there is loss of signal.



SHIPBOARD

Orbit Instrument has 50 years of experience in custom designing and engineering keyboards and keypads for man-machine-interface "MMI" program requirements designed for land-based, shipboard, aircraft and helicopter applications. Our backlit keyboards are used extensively for shipboard applications, while our sunlight readable keyboards have been incorporated into the FAA Air Traffic Control Towers, as well as aircraft and helicopter requirements. Our engineering staff is capable of designing ruggedized cost effective MMI products for land-based program requirements, while having years of experience in custom designing units to operate under the most severe nuclear, biological and chemical battlefield environments.



High-End Applications


ORBIT INTERNATIONAL CORP.

OIL & GAS EXPLORATION

Behlman excels in the design and manufacture of specialized power sources used for oil and gas exploration. This application requires very reliable, rugged products that are subjected to harsh environments while supplying precise electronic power. Behlman sources can have a variety of options including remote control via computer or satellite, high voltage output of up to 1400 volts, "master/slave" operation and read back capability. Behlman's power sources are in use all over the world supplying clean, precise power for this specialized application.



PRODUCTION TEST

Most household electrical consumer products—dishwashers, washing machines, coffee pots, etc.—are made to be used worldwide. In addition, aircraft use a non-standard 400 Hz AC frequency for the electronics on board. In order to test these units at the required worldwide voltage and frequency required, a frequency converter similar to the products manufactured by Behlman is needed. Behlman manufactures a complete line of Frequency Converters with both variable and fixed voltages and frequencies that replicate both international and aircraft AC power.



CUSTOM MILITARIZED DISPLAYS

Orbit control display units are proven reliable under even the most extreme land-based, shipboard or airborne conditions. Whether for system updates or new systems, our ruggedized, cost-effective custom solutions are designed to withstand the rigors of nuclear, biological and chemical battlefield environments. Their proven performance has compelled a number of U.S. and foreign military programs to embed our hardware as standard products in their program requirements. Orbit's communication intercom units, commander display units, digital transponder units, secure voice systems and ground positioning systems are industry standards for night vision and harsh terrain applications.


POSITION UPDATE

REPORT OF MANAGEMENT



Responsibility for the integrity and objectivity of the financial information presented in this Annual Report rests with Orbit management. The financial statements in the accompanying Form 10-KSB have been prepared in accordance with generally accepted accounting principles, applying certain estimates and judgments as required.

Orbit maintains an effective level of internal control. It consists of defined lines of responsibility and delegation of authority as well as comprehensive systems and control procedures. We believe our system provides reasonable assurance that transactions are executed in accordance with management authorization and that they are properly recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, verify and maintain accountability of assets.

Goldstein Golub Kessler LLP, independent accountants, is retained to examine Orbit's financial statements. Its accompanying report is based on an examination conducted in accordance with generally accepted auditing standards, including a review of the internal controls of Orbit and tests of accounting procedures and records.

The Audit Committee of the Board of Directors is composed solely of outside directors, and is responsible for recommending to the Board of Directors the independent accounting firm to be retained for the coming year, subject to shareholder approval. The Audit Committee meets periodically with the independent accountants to review accounting, auditing, internal control structure and financial reporting matters.

Dennis Sunshine
Chief Executive Officer

Mitchell Binder
Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-KSB

_X_ ANNUAL REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

or

____ TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to

Commission File No. 0-3936

ORBIT INTERNATIONAL CORP.

(Name of small business issuer in its charter)


SEC MAIL PROCESSING
RECEIVED
MAY 15 2007
WASH. D.C.
186
SECTION

Delaware	**11-1826363**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
80 Cabot Court, Hauppauge, New York	**11788**
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number, including area code: **(631) 435-8300**

Securities registered under Section 12(b) of the Exchange Act:

Common Stock, $.10 par value per share
(Title of class)

Securities registered under Section 12(g) of the Exchange Act: None

Indicate by check mark whether the Registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) been subject to such filing requirements for the past 90 days.

Yes _X_ No _____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-KSB. X

Issuer's revenues for its fiscal year ended December 31, 2006: $25,015,000

Aggregate market value of Registrant's voting and non-voting common equity held by non-affiliates (based on shares held and the closing price quoted on the Nasdaq Capital Market on March 16, 2007): $31,270,145

Number of shares of common stock outstanding as of March 16, 2007: 4,588,071

Documents incorporated by reference: The Registrant's definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Registrant's 2007 Annual Meeting of Stockholders.

PART I

Item 1. DESCRIPTION OF BUSINESS

General

Orbit International Corp. (the "Company" or "Orbit") was incorporated under the laws of the State of New York on April 4, 1957 as Orbit Instrument Corp. In December 1986, the state of incorporation was changed from New York to Delaware and in July 1991, the name was changed to Orbit International Corp. The Company conducts its operations through its Orbit Instrument Division and its wholly-owned subsidiaries, Behlman Electronics, Inc. and Tulip Development Laboratory, Inc. ("TDL") and its affiliated manufacturing company, TDL Manufacturing, Inc. ("TDLM")(collectively "Tulip"). Through its Orbit Instrument Division, which includes its wholly-owned subsidiary, Orbit Instrument of California, Inc. and Tulip, the Company is engaged in the design, manufacture and sale of customized electronic components and subsystems. Behlman Electronics, Inc. is engaged in the design and manufacture of distortion free commercial power units, power conversion devices and electronic devices for measurement and display.

On April 4, 2005, the Company completed the acquisition of all of the issued and outstanding capital stock of Tulip. The total transaction value was $9,032,000 consisting of $5,000,000 in cash, a $2,000,000 promissory note to the sellers, $1,500,000 in value of Orbit stock and $532,000 of direct acquisition costs. Headquartered in Quakertown, Pennsylvania, Tulip is a leading designer and engineering provider of computer peripheral products including custom integrated solutions for keyboards, illuminated data entry devices and displays. Tulip also provides both defense contractors and commercial customers with high volume production to support membrane control panel, military vetronic and avionic display program requirements.

Financial Information About Industry Segments

The Company currently operates in two industry segments. The Electronics Group, which is comprised of the Company's Orbit Instrument Division and its Tulip subsidiary, is engaged in the design and manufacture of electronic components and subsystems. The Power Group is comprised of the Company's Behlman subsidiary and is engaged in the design and manufacture of commercial power units.

The following sets forth certain selected historical financial information relating to the Company's business segments:

	December 31, 2006	2005
Net sales:		
Electronics Group		
Domestic	$15,291,000	$13,878,000
Foreign	1,031,000	868,000
Total Electronics Group	16,322,000	14,746,000
Power Group		
Domestic	8,170,000	8,894,000
Foreign	523,000	614,000
Total Power Group	8,693,000	9,508,000
Operating income (1):		
Electronics Group	3,017,000	2,812,000
Power Group	996,000	1,587,000
Assets:		
Electronics Group	8,680,000	8,383,000
Power Group	4,583,000	4,854,000

---

(1) Exclusive of corporate overhead expenses, interest expense and investment income which are not allocated to the business segments.

Additional financial information relating to the business segments in which Orbit conducts its operations is set forth in Note 15 to the Consolidated Financial Statements appearing elsewhere in this report.

Description of Business

General

Orbit's Electronics Group designs, manufactures and sells customized panels, components, and "subsystems" for contract program requirements to prime contractors, governmental procurement agencies and research and development ("R&D") laboratories. The Group primarily designs and manufactures in support of specific military programs. More recently, the Company has focused on providing commercial, non-military "ruggedized hardware" (hardware designed to meet severe environmental conditions) for prime contractor programs at cost competitive prices. Products include a variety of custom designed "plasma based telephonic intercommunication panels" for secure voice airborne and shipboard program requirements, "full-mil keyboards", "trackballs" and "data entry display devices". The Electronics Group's products, which in all cases are designed for customer requirements on a firm fixed price contract basis, have been successfully incorporated on surveillance aircraft programs, including E-2C, E-2D, Joint Surveillance Target Attack Radar Systems (J/STARS), Lookdown Surveillance Aircraft (AWACS) and P-3 (anti-submarine warfare) requirements, and shipboard programs, including AEGIS (Guided Missile Cruisers and Destroyers), DDG'S (Guided Missile Destroyers), BFTT (Battle Force Tactical Training), LSD'S (Amphibious Warfare Ships) and LHA'S (Amphibious Warfare Ships) applications, as well as a variety of land based guidance control programs including the TAD (Towed Artillery Digitization) fire control system.

Orbit's Power Group manufactures and sells power supplies, AC power sources (equipment that produces power that is the same as what would be received from a public utility), "frequency converters" (equipment that converts local power to equivalent foreign power), "uninterruptible power supplies ("UPS")" (devices that allow a computer to operate while utility power is lost), associated analytical equipment and other electronic equipment. The military division of Behlman designs and manufactures "power conversion devices" (equipment that produces power that is the same as what would be received from a public utility) and electronic products for measurement and display.

Products

Electronics Group

IFF-Remote Control Unit-RCU

Orbit Instrument Division has designed and developed a Remote Control Unit-RCU in support of the Common Transponder ("CXP") program for both U.S. Navy and U.S. Army program requirements. Orbit successfully qualified, produced and delivered over two thousand of these units. The Remote Control Units is produced in various configurations that include Mode S, Mode 5 and Enhanced Traffic Alert and Collision Avoidance System ("ETCAS"). The Remote Control Units are fully NVIS compliant units.

Intercommunication Panels

The Orbit Instrument Division has designed and developed various types of shipboard communication terminals. Orbit also upgraded these panels with state-of-the-art displays and touch screens. These communication terminals support existing shipboard secure and non secure voice communication switches. In addition, the Orbit Instrument Division has also upgraded the communications Terminals with "telco-based" capability. The upgraded communication terminals are installed on combat information centers of various U.S. Naval ships.

The Orbit Instrument Division has designed and developed the next generation, Color LCD flat panel technology with a touch screen based Computer Controlled Action Entry Panel for the AEGIS Class Ships. The new Color Entry Panel (CEP) replaces our existing Plasma Entry Panel (PEP). The CEP has already been successfully manufactured and tested on several platforms.

Displays

The Orbit Instrument Division's and Tulip's family of graphic terminals enables the operator to monitor and control radar systems for shipboard and airborne applications. These terminals are used throughout a ship or surveillance plane as adjuncts to larger console displays. Some of the Orbit designed/developed Displays are used as data entry and as such include embedded Pentium based Single Board Computers and touch screens. The modular design of the terminals facilitates applications for surface ship, submarine, aircraft and land based requirements. Orbit designed/developed Displays implement flat panel plasma, Electroluminescent ("El") or Color LCD technology based displays. Depending on the requirement, Orbit offers 4" x 4", 6.5", 8.1", 10.4", 12.1", 18.1", 20.1", 21.2" (measured diagonally) size displays.

The Orbit Instrument Division developed a family of 18.1" and 20.1" color LCD display panels for military and rugged commercial opportunities. The displays are manufactured using Super Fine TFT (thin film transistor) active matrix technology. The displays are backlit with Cold Cathode Fluorescent Tubes (CCFT), and is driven by an integral inverter. The Company has adapted this technology for high brightness and full-color imaging requirements. The Company is positioning this technology for naval ships, FAA tower controller applications and trading floor opportunities.

The Orbit Instrument Division also has designed and manufactured a variety of flat technology display based computer controlled action entry panels (CCAEPS), which provide a console operator with multiple displays of computer generated data.

Tulip has designed and manufactured a monochrome and color Mobile Display Terminal that is comprised of a switch matrix bezel that allows a driver on a mass transit vehicle to transmit and receive real time data and critical information on a 3x5 inch color display.

Keyboards, Keypads and Pointing Devices

The Orbit Instrument Division and Tulip have designed a number of custom backlit keyboards and keypads to meet full military specifications. These keyboards and keypads have been designed for shipboard, airborne, sub-surface and land based program requirements, as well as for the Federal Aviation Administration. The keyboards include various microprocessor based serial interfaces, such as RS-232, RS-422, PS/2, USB and SUN type interfaces. Depending on the requirement, some of the backlit keyboards are night vision goggle compatible and designed for NVIS Green A or Green B night vision requirements.

Orbit designed/developed pointing devices are trackballs and force sticks. Orbit manufactures various militarized trackballs in various sizes for airborne, shipboard, Army and FAA requirements. The trackballs and the force stick include various microprocessor based serial interfaces such as RS-232, RS-422, PS/2, USB and SUN type interfaces.

Tulip has successfully designed and qualified an Input Device Assembly (IDA), which is a fully integrated keyboard, trackball and display assembly that is worn (via Velcro) on the co-pilots thigh during flight missions. This allows the aircraft to actually have four bullnose systems, the last being the Tulip designed IDA thigh pad.

Operator Control Trays

The Orbit Instrument Division designs and manufactures a variety of "operator control trays" that help organize and process data created by interactive communications systems, making such data more manageable for operator consumption. These trays are presently used to support patrol and surveillance airborne aircraft programs, "standard shipboard display console requirements" and shore land based defense systems applications. The operator trays are integrated with Orbit designed/developed keyboards, flat panel technology based computer controlled action entry panels, switch panels and pointing devices.

Command Display Units (CDU'S)

The Orbit Instrument Division is currently under order for command display panels that are being utilized for vehicular, shipboard and sheltered platform requirements. The display panels are flat panel technology based and include a Pentium based single board computer. Orbit designed/developed several models of the CDU to be used by U.S. Navy, U.S. Army and Marines, Korean and Canadian armies.

Mobile Key Panel Receivers

Tulip is under contract for the production of mobile key panel receivers that provide battlefield operators with real time position, velocity, navigation and timing (PVNT) information in a stand alone, hand-held, lightweight configuration.

Power Group

Behlman's Commercial Power Supply Division designs and manufactures AC power sources. These products are used for clean regulated power and for frequency and voltage conversion applications. Behlman's AC power supplies are used on production lines, in engineering labs, for oil and gas exploration, on aircraft (both manned and unmanned), and on ships including related ground support.

Behlman's frequency converters are used to convert power from one frequency to another. They are used to test products to be exported to foreign countries from the point of origin (e.g. in the U.S., 60 Hz. is converted to 50 Hz). These frequency converters are used to supply 400 Hz aircraft and ship power from the local power grid that is 50 or 60 Hz. They are also used on airplanes to supply the 60 Hz. required by standard equipment such as computers from the 400 Hz. available on the aircraft. Behlman's products are being used for railroad signaling; its frequency converters are being manufactured for most of the passenger railroads in the United States. Behlman's power sources have power levels from 100 VA to 120,000 VA.

Behlman's UPS products are used for backup power when local power is lost. Behlman only competes in the "ruggedized", industrial and military markets. Behlman is now producing its UPS units for Aegis Destroyers, LHD Wasp Class ships and military aircraft.

Behlman's inverters which convert system battery power to AC are being used in electric, gas and water transmission systems and in utility substations.

Behlman's Custom Power Supply Division designs and manufactures power supplies that use commercial-off-the-shelf (COTS) power modules to meet its customers' environmental specifications. This technique requires less engineering and produces a more reliable unit in much less time.

Behlman also performs reverse engineering of analog systems for the United States Government or United States Government contractors to enable them to have a new supplier when the old manufacturer cannot or will not supply the equipment.

Behlman is a long time supplier to the Source Development Department of the NAVICP and has been given the opportunity to compete against prime contractors. Behlman has supplied products including positioning assemblies and power supplies for the F/18 FLIR system.

Behlman also operates as a qualified repair depot for many United States Air Force and Navy programs.

Proposed Products

Electronics Group

The Orbit Instrument Division has completed the design and pre-production of orders for 12.1" Color LCD display based computers with a touch screen as well as 20.1" color LCD based UXGA monitors for amphibious ships.

Tulip has designed and developed the latest generation of state of the art Color LCD flat panel monitors that could be used in all terrain ground vehicles for military usage. The new Command and Control Monitor includes LED illumination, enhanced resolution and provides the prime contractor with options that allow prime contractors to customize the display to their specification requirements. The Tulip 10.4" display is currently being considered by three separate customers for use in a half dozen different ground and amphibious platforms.

The Orbit Instrument Division is in the research and development phase of designing new Control Display Units - CDU's that interfaces with TALIN land navigation system for the U.S. Army Fire Finder Program. The new CDU will replace the Orbit RDU that was designed/developed by Orbit and interfaced with the now obsolete DRUH Land Navigation System on the Fire Finder Program.

Tulip has also completed a prototype order for the design and development of a new 6.5" color LCD based handheld display for the U.S. Navy program requirements. These displays will be used by aviation maintenance technicians for the repair and retrofit of naval aircraft.

Tulip has recently completed the design and pre-production units to support a 10.4" Color LCD 'Smart' display with an embedded computer; together with a 12.1" Color LCD Display designed for use in both fixed and rotary wing aircraft.

Tulip is in the research and development phase of designing new LED illuminated Display Modules of various sizes. The new modules are designed to replace existing CC Fluorescent illuminated displays and feature both sunlight illumination as well as NVIS (Night Vision Imaging System) compatibility. The display modules are designed to be mercury free, that will enable the unit to survive high vibration environments.

Power Group

In an effort to expand its product base, Behlman is developing new higher power inverters. These products are designed to expand Behlman's presence in the utility market and to establish a presence in the military inverter market to be used on equipment such as Hummers.

Behlman is expanding its high power BL series to be used on new aircraft that utilize "wild frequency" systems.

Behlman is expanding its P series of low cost AC power supplies to add programmable features and higher power versions.

Behlman is developing a new line of ruggedized UPS to be used in military and high end industrial applications.

In response to customer requests, Behlman is developing COTS power supplies to be used in applications such as satellite, sonar and fire control optics. Behlman continues to be the company of choice by certain divisions of military procurement to replace obsolete power equipment with modern COTS versions.

Sales and Marketing

Products of the Electronics Group are marketed by Orbit Instrument Division's sales personnel and management. Military products of the Power Group are marketed by Behlman's sales and program managers and other management personnel. Commercial products of the Power Group are sold by regional sales managers, manufacturer's representatives and non-exclusive distributors.

Competition

Many of our competitors are well established, have reputations for success in the development and sale of their products and services and have significantly greater financial, marketing, distribution, personnel and other resources than us, thereby permitting them to implement extensive advertising and promotional campaigns, both in general and in response to efforts by additional competitors to enter into new markets and introduce new products and services.

The electronics industry is characterized by frequent introduction of new products and services, and is subject to changing consumer preferences and industry trends, which may adversely affect our ability to plan for future design, development and marketing of our products and services. The markets for electronic products, components and related services are also characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product life cycles. We are constantly required to expend more funds for research and development of new technologies.

The Electronics Group's competitive position within the electronics industry is, in management's view, predicated upon the Orbit Instrument Division's and Tulip's manufacturing techniques, its ability to design and manufacture products which will meet the specific needs of its customers and its long-standing successful relationship with its major customers. (See "– Major Customers"). There are numerous companies, many of which have greater resources than the Company, capable of producing substantially all of the Company's products. However, to the Company's knowledge, none of such competitors currently produce nearly all of the products that the Electronics Segment produces.

Competition in the markets for the Power Group's commercial and military products depends on such factors as price, product reliability and performance, engineering and production. In particular, due primarily to budgetary restraints and program cutbacks, competition in Behlman's United States Government markets has been increasingly severe and price has become the major overriding factor in contract and subcontract awards. To the Company's knowledge, some of Behlman's regular competitors include companies with substantially greater capital resources and larger engineering, administrative, sales and production staffs than Behlman's.

Sources and Availability of Raw Materials

The Company uses multiple sources for its procurement of raw materials and is not dependent on any suppliers for such procurement. The Company continuously updates its delivery schedules and evaluates availability of components so that they are received on a "just-in-time schedule". Occasionally, in the production of certain military units, the Company will be faced with procuring certain components that are either obsolete or difficult to procure. However, the Company has access to worldwide brokers using the Internet to assure component availability. Nevertheless, there can be no assurance that such components will be available, and even if so, at reasonable prices.

Major Customers

Various agencies of the United States Government, Raytheon Company, a unit of BAE SYSTEMS and Rockwell Collins, Inc. accounted for approximately 13%, 11%, 11% and 10%, respectively, of consolidated net sales of the Company for the year ended December 31, 2006. The loss of any of these customers would have a material adverse effect on the net sales and earnings of the Company. The Company does not have any significant long-term contracts with any of the above-mentioned customers.

The major customers of the Electronics Group are various agencies of the United States Government, Raytheon Company, Rockwell Collins, Inc. and a unit of BAE SYSTEMS, accounting for approximately 16%, 15% and 15% and 15%, respectively, of the net sales of such segment for the year ended December 31, 2006. The loss of any of these customers would have a material adverse effect on the net sales and earnings of the Electronics Group.

The major customers of the Power Group are Baker Hughes International, Integrated Consulting Services, Inc. and Telephonics, Inc. accounting for approximately 13% and 12% and 11%, respectively, of the net sales of such segment for the year ended December 31, 2006. The loss of these customers would have a material adverse effect on the net sales and earnings of the Power Group.

Since a significant amount of all of the products which the Company manufactures are used in military applications, any substantial reduction in overall military spending by the United States Government could have a materially adverse effect on the Company's sales and earnings.

Backlog

As of December 31, 2006 and 2005 the Company's backlog was as follows:

	2006	2005
Electronics Group	$11,000,000	$9,000,000
Power Group	4,000,000	4,000,000
Total	$15,000,000	$13,000,000

Approximately $1,200,000 of the backlog at December 31, 2006 represents backlog under contracts that will be shipped beyond 2007.

The backlog at December 31, 2006 and December 31, 2005 does not include approximately $2,000,000 and $400,000, respectively, of orders not yet received under a Master Order Agreement received from a customer whereby the Company was authorized to procure material to complete such orders.

A significant amount of the Company's contracts are subject to termination at the convenience of the United States Government. The backlog is not influenced by seasonality.

Special Features of United States Government Contracts

Orders under United States Government prime contracts or subcontracts are customarily subject to termination at the convenience of the United States Government, in which event the contractor is normally entitled to reimbursement for allowable costs and a reasonable allowance for profits, unless the termination of a contract was due to a default on the part of the contractor. During the year ended December 31, 2006, the Power Group recovered substantially all of its costs associated with a $299,000 contract terminated by the U.S. Government. No other material terminations of contracts of either the Electronics Group or the Power Group at the convenience of the United States Government occurred during the years ended December 31, 2006 and 2005.

A significant portion of the Company's revenues are subject to audit under the Vinson-Trammel Act of 1934 and other federal statutes since they are derived from sales under United States Government contracts. The Company believes that adjustments to such revenues, if any, will not have a material effect on the Company's financial position.

Research and Development

The Company incurred approximately $1,110,000 of research and development expenses during the years ended December 31, 2006 and 2005. During the years ended December 31, 2006 and 2005, the Company recognized revenue of approximately $705,000 and $807,000, respectively, for customer funded research and development.

Patents

The Company does not own any patents which it believes are of material significance to its operations.

Employees

As of March 2, 2007, the Company employed 129 persons, all on a full-time basis except for three part-time employees. Of these, the Electronics Group employed 81 people, consisting of 15 in engineering and drafting, 6 in sales and marketing, 13 in direct and corporate administration and the balance in production. The Power Group employed 48 people, consisting of 13 in engineering and drafting, 5 in sales, 3 in direct and corporate administration and the balance in production.

Risk Factors

This report and other reports filed by us contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of certain uncertainties set forth below and elsewhere in this report, as well as additional risks and uncertainties of which we are currently unaware. See Item 6. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Forward Looking Statements".

Risks Relating to the Company

We are heavily dependent upon the continuance of military spending as a source of revenue and income.

A significant amount of all the products we manufacture are used in military applications. The attacks of September 11, 2001 and subsequent world events have led the U.S. Government to increase the level of military spending necessary for domestic and overseas security. We are heavily dependent upon military spending as a source of revenues and income. Accordingly, any substantial future reductions in overall military spending by the U.S. Government could have a material adverse effect on our sales and earnings.

We could encounter difficulties in procuring contracts because of a reduction in the level of industry-wide funding and pricing pressures.

We continue to pursue many business opportunities, including programs in which we have previously participated but, in the event of industry-wide funding and pricing pressures, we could encounter delays in the awards of these contracts. We continue to seek new contracts which require incurring up-front design, engineering, prototype and pre-production costs. While we are attempting to negotiate contract awards for reimbursement of product development, there is no assurance that sufficient monies will be set aside by our customers, including the U.S. Government, for such effort. In addition, even if the U.S. Government agrees to reimburse development costs, there is still a significant risk of cost overrun, which may not be reimbursable. Furthermore, once we have completed the design and pre-production stage, there is no assurance that funding will be provided for future production.

A significant amount of our contracts are subject to termination at the convenience of the U.S. Government. Orders under U.S. Government prime contracts or subcontracts are customarily subject to termination at the convenience of the U.S. Government, in which event the contractor is normally entitled to reimbursement for allowable costs and a reasonable allowance for profits, unless the termination of a contract was due to a default on the part of the contractor.

We are dependent on certain of our customers and we do not have any long-term contracts with these customers.

Various agencies of the United States Government, Raytheon Company, a unit of BAE SYSTEMS and Rockwell Collins, Inc. accounted for approximately 13%, 11%, 11% and 10%, respectively, of consolidated net sales of the Company for the year ended December 31, 2006. Various agencies of the U.S. Government, Raytheon Company, Rockwell Collins, Inc., and a unit of BAE SYSTEMS accounted for approximately 16%, 15%, 15% and 15%, respectively, of the net sales of our Electronics Group for the year ended December 31, 2006. Baker Hughes International, Integrated Consulting Services, Inc. and Telephonics, Inc. accounted for approximately 13%, 12% and 11%, respectively, of the net sales of our Power Group for the year ended December 31, 2006. We do not have any significant long-term contracts with any of the above-mentioned customers. The loss of any of these customers would have a material adverse effect on our net sales and earnings. Due to major consolidations in the defense industry, it has become more difficult to avoid dependence on certain customers for revenue and income.

We are dependent upon our senior executive officers and key personnel for the operation of our business.

We are dependent for the operation of our business on the experience, technology knowledge, abilities and continued services of our officers, Dennis Sunshine, President and Chief Executive Officer, Bruce Reissman, Executive Vice President and Chief Operating Officer, Mitchell Binder, Executive Vice President-Finance and Chief Financial Officer and Richard Hetherington, President and Chief Operating Officer of Tulip. The loss of services of any of such persons would be expected to have a material adverse effect upon our business and/or our prospects. Our future success is dependent upon, among other things, the successful recruitment and retention of key personnel including executive officers, for sales, marketing, finance and operations. We face significant competition for skilled and technical talent. No assurance can be made that we will be successful in attracting and retaining such personnel. If we are unable to retain existing key employees or hire new employees upon acceptable terms when necessary, our business could potentially be adversely affected.

We may not be successful in our expansion efforts.

Part of our business strategy is to expand our operations through strategic acquisitions. Through the past several years, we reviewed various potential acquisitions and believe there are numerous opportunities presently available, although there is increased competition among private equity firms and other entities seeking similar type acquisitions. In April 2005, we completed the acquisition of Tulip. While there can be no assurance we will obtain the necessary financing to complete additional acquisitions, even if we do, there can be no assurance that we will have sufficient income from operations of such acquired companies to satisfy the interest payments, in which case, we will be required to pay them out of Orbit's operations which may be adversely affected. Furthermore, there can be no assurance we will be able to successfully complete the integration of any future acquired business and that such acquisition will be profitable and enable us to grow our business.

We may have difficulty procuring certain raw materials on terms satisfactory to us.

We use multiple sources for our procurement of our raw materials and we are not dependent on any suppliers for such procurement. Occasionally, however, in the production of certain military units, we may be faced with procuring certain components that are either obsolete or difficult to procure. Although we believe that with our access to worldwide brokers using the Internet we can obtain the necessary components, there can be no assurance that such components will be available, and even if so, at reasonable prices.

Item 2. DESCRIPTION OF PROPERTIES

The Company owned its plant and executive offices, located at 80 Cabot Court, Hauppauge, New York, which consists of 60,000 square feet (of which approximately 50,000 square feet are available for manufacturing operations) in a two-story, brick building which was completed in October 1982 and expanded in 1985. In March 2001, the Company completed a sale leaseback transaction whereby it sold its land and building for $3,000,000 and entered into a twelve-year net lease with the buyer of the property. The lease provides for an annual payment of $360,000 with 10% increases in the fourth, seventh and tenth years of the lease. The lease expires in February 2013, but may be extended by the Company at its option through 2025. During the extension period, the lease provides for an annual rent of $527,076 with 10% increases in the fourth, seventh and tenth years of the extended lease.

Behlman leases 1,700 square feet in Ventura, California which is used as a selling office. The lease provides for monthly payments of $1,679 from January 1, 2005 through December 31, 2005 and increases to $1,730 from January 1, 2006 through December 31, 2006 and to $1,781 from January 1, 2007 to December 31, 2007.

On April 4, 2005, Tulip entered into a five-year lease for 19,000 square feet at 1765 Walnut Drive, Quakertown, Pennsylvania which is used for manufacturing, engineering and administration. The lessor of this facility is a limited partnership, the ownership of which is controlled by the former shareholders of Tulip. The lease provides for monthly payments of $9,100 for the first year and increases by 2% each year for the first two renewal periods and by 3% for the final two renewal periods.

Item 3. LEGAL PROCEEDINGS

There are no material pending legal proceedings against the Company, other than routine litigation incidental to the Company's business.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

Item 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is quoted on the Nasdaq Capital Market under the symbol ORBT.

The following table sets forth the high and low sales prices of the Company's common stock for each quarter from January 1, 2005 through its fiscal year ended December 31, 2006, as reported on the Nasdaq Capital Market.

	High(1)	Low(1)
2005:		
First Quarter:	$9.25	$6.93
Second Quarter:	9.52	7.30
Third Quarter:	13.50	8.62
Fourth Quarter:	14.88	10.00
2006:		
First Quarter:	$14.23	$8.90
Second Quarter:	10.12	6.70
Third Quarter:	7.49	4.55
Fourth Quarter:	8.25	6.63

(1) Retroactively restated to reflect a twenty-five percent (25%) stock dividend effective July 18, 2005.

Holders

As of March 9, 2007, the Company had 198 shareholders of record.

Dividends

The Company has not paid or declared any cash dividends to date and does not anticipate paying any in the foreseeable future. The Company intends to retain earnings, if any, to support the growth of the business.

PERFORMANCE GRAPH

The graph below compares the cumulative total shareholder return on the Common Stock for the last five fiscal years with the cumulative total return on the Nasdaq Stock Market-U.S. Index and a peer group of comparable companies (the "Peer Group") selected by the Company over the same period (assuming the investment of $100 in the Common Stock, the Nasdaq Stock Market-U.S. and the Peer Group on December 31, 2001, and the reinvestment of all dividends).

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Orbit International Corp., The NASDAQ Composite Index
And A Peer Group


$800
$700
$600
$500
$400
$300
$200
$100
$0
12/01
12/02
12/03
12/04
12/05
12/06
Orbit International Corp.
NASDAQ Composite
Peer Group

* $100 invested on 12/31/01 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN* AMONG ORBIT INTERNATIONAL, THE NASDAQ STOCK MARKET-US INDEX AND A PEER GROUP

(in dollars)

	Orbit International Corp.	Peer Group	NASDAQ
12/01	100.00	100.00	100.00
12/02	173.00	62.19	71.97
12/03	356.46	83.21	107.18
12/04	535.65	108.52	117.07
12/05	740.26	118.44	120.50
12/06	484.79	124.87	137.02

* The Peer Group is comprised of seven companies in the defense electronics industry - Aeroflex Inc., Megadata Corp., La Barge, Inc., Miltope Group Inc., DRS Technologies, Inc., Esterline Technologies Corp., and Espey Manufacturing and Electronics Corp. Such companies were chosen for

the Peer Group because they have similar market capitalizations to the Company and because they represent the line of business in which the Company is engaged. Each of the Peer Group issuers is weighted according to its respective market capitalization.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth, as of December 31, 2006:

- the number of shares of the Company's common stock issuable upon exercise of outstanding options, warrants and rights, separately identified by those granted under equity incentive plans approved by the Company's stockholders and those granted under plans, including individual compensation contracts, not approved by the Company's stockholders (column a),
- the weighted average exercise price of such options, warrants and rights, also as separately identified (column b), and
- the number of shares remaining available for future issuance under such plans, other than those shares issuable upon exercise of outstanding options, warrants and rights (column c).

Equity Compensation Plan Information Table

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	607,000	$3.03	340,000
Equity compensation plans not approved by security holders	-0-	N/A	-0-
Total	607,000	$3.03	340,000

Recent Sale of Unregistered Securities

As previously reported by the Company on Form 8-K for April 4, 2005, approximately 206,000 shares of unregistered common stock were issued in connection with the Tulip acquisition. On January 10, 2006 these shares were registered with the Securities and Exchange Commission on a Registration Statement on Form S-3.

Purchases of Equity Securities by the Small Business Issuer and Affiliated Purchaser

None.

Item 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview

The Company recorded a decrease in operating results for the year ended December 31, 2006. The results of operations for the prior year ended December 31, 2005 include the operations of Tulip as of April 4, 2005, the date the transaction was completed. Revenues increased by 3.1%, but the Company's gross profit margins decreased for the year ended December 31, 2006, compared to the prior year. The increase in revenues was principally due to the inclusion of the operations of Tulip for the full current year. However, selling, general and administrative expenses and interest expense also increased for the same reason. Consequently, net income for the year ended December 31, 2006 decreased compared to the prior period. The decline in profitability during the current year was also due to unusually strong revenues and profitability recorded by our Power Group in the prior year as a result of large deliveries under the FLIR contract, which completed shipments in the second quarter of 2005. Our backlog at December 31, 2006 was approximately $14,700,000 compared to $13,100,000 at December 31, 2005 primarily due to a higher backlog from both the Electronics and Power Groups. There is no seasonality to the Company's business. Our shipping schedules are generally determined by the shipping schedules outlined in the purchase orders received from our customers. Both of our operating segments are pursuing a significant amount of business opportunities and our confidence level remains very high with respect to receiving many of the orders we are pursuing although timing is always an uncertainty. The Electronics Group experienced program funding delays during the course of the year although some of the expected awards were received at the end of the third quarter and the fourth quarter. We remain confident that many of these expected follow-on orders will continue to be received. Our success of the past few years has significantly strengthened our balance sheet evidenced by our 4.9 to 1 current ratio at December 31, 2006. We currently have a $2,500,000 credit facility in place that we have not used to date, and the Company is currently exploring acquisition opportunities that are compatible with our existing operations. We also have several financing alternatives available to us, if needed, in order to fund any potential acquisitions.

Forward Looking Statements

Statements in this Item 6. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this document are certain statements which are not historical or current fact and constitute "forward-looking statements" within the meaning of such term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual financial or operating results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such forward looking statements are based on our best estimates of future results, performance or achievements, based on current conditions and the most recent results of the Company. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "may", "will", "potential", "opportunity", "believes", "belief", "expects", "intends", "estimates", "anticipates" or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission.

Critical Accounting Policies

The discussion and analysis of the Company's financial condition and the results of its operations are based on the Company's financial statements and the data used to prepare them. The Company's financial statements have been prepared based on accounting principles generally accepted in the United States of America. On an on-going basis, we re-evaluate our judgments and estimates including those related to inventory valuation, the valuation allowance on the Company's deferred tax asset, goodwill impairment and the valuation of share-based compensation. These estimates and judgments are based on historical experience and various other assumptions that are believed to be reasonable under current business conditions and circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect more significant judgments and estimates in the preparation of the consolidated financial statements.

Inventories

Inventory is valued at the lower of cost (specific, average and first-in, first-out basis) or market. Inventory items are reviewed regularly for excess and obsolete inventory based on an estimated forecast of product demand. Demand for the Company's products can be forecasted based on current backlog, customer options to reorder under existing contracts, the need to retrofit older units and parts needed for general repairs. Although the Company makes every effort to insure the accuracy of its forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have an impact on the level of obsolete material in its inventory and operating results could be affected, accordingly. However, world events have forced our country into various situations of conflict whereby equipment is used and parts may be needed for repair. This could lead to increased product demand as well as the use of some older inventory items that the Company had previously determined obsolete.

Deferred tax asset

At December 31, 2006, the Company had an alternative minimum tax credit of approximately $573,000 with no limitation on the carry-forward period and net operating loss carry-forwards of approximately $22,000,000 that expire through 2025. In addition, the Company receives a tax deduction when their employees exercise their non-qualified stock options thereby increasing the Company's deferred tax asset. The Company records a valuation allowance to reduce its deferred tax asset when it is more likely than not that a portion of the amount may not be realized. The Company estimates its valuation allowance based on an estimated forecast of its future profitability. Any significant changes in future profitability resulting from variations in future revenues or expenses could affect the valuation allowance on its deferred tax asset and operating results could be affected, accordingly.

Impairment of Goodwill

The Company has significant intangible assets related to goodwill and other acquired intangibles. In determining the recoverability of goodwill and other intangibles, assumptions must be made regarding estimated future cash flows and other factors to determine the fair value of the assets. If these estimates or their related assumptions change in the future, the company may be required to record impairment charges for those assets not previously recorded. Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under the provisions of SFAS 142, the cost of certain intangible assets are no longer subject to amortization. These costs were reviewed for potential impairment in 2006 and 2005 and will be reviewed on an annual basis thereafter.

Share-Based Compensation

Effective January 1, 2006, the Company began recognizing share-based compensation under SFAS No. 123(R), which requires the measurement at fair value and recognition of compensation expense for all share-based awards. Total share-based compensation expense was $210,000 for the year ended December 31, 2006 (including $176,000 of amortization of unearned compensation which is comparable to the prior year.) The estimated fair value of stock options granted in 2006 were calculated using the Black-Scholes model. This model requires the use of input assumptions. These assumptions include expected volatility, expected life, expected dividend rate, and expected risk-free rate of return.

Results of Operations:

Year Ended December 31, 2006 vs. Year Ended December 31, 2005

The Company currently operates in two industry segments. Its Orbit Instrument Division and its Tulip subsidiary are engaged in the design and manufacture of electronic components and subsystems (the "Electronics Group"). Its Behlman subsidiary is engaged in the design and manufacture of commercial power units (the "Power Group"). The results of operations for the year ended December 31, 2005 include the operations of Tulip since April 4, 2005, the date the transaction was completed.

Consolidated net sales for the year ended December 31, 2006 increased by 3.1% to $25,015,000 from $24,254,000 for the prior year principally due to a 10.7% increase in sales recorded from the Electronics Group that was partially offset by an 8.6% decrease in sales from its Power Group. The increase in sales from the Electronics Group was due to the inclusion of the operations of Tulip for the full current year. The decrease in sales from the Power Group was due to unusually strong sales in the prior year as a result of large deliveries under a significant order which completed shipping in the second quarter of 2005.

Gross profit, as a percentage of net sales, for the year ended December 31, 2006 decreased to 43.3% from 44.7% for the prior year. This decrease resulted from a lower gross profit recorded by both the Company's Electronics and Power Groups. The decrease in gross profit from the Electronics Group was principally due to slightly lower pro-rated sales for Tulip in the current year, comparable sales for the Instrument Division compared to the prior year and slightly higher overhead costs. The decrease in gross profit from the Power Group was due principally to a decrease in sales and to product mix.

Selling, general and administrative expenses for the year ended December 31, 2006 increased by 3.9% to $8,285,000 from $7,973,000 from the year ended December 31, 2005 principally due to the inclusion of the operations of Tulip for the full current year and despite lower corporate administrative costs. Selling, general and administrative expenses, as a percentage of sales, for the year ended December 31, 2006 increased to 33.1% from 32.9% principally due to the increase in expenses due to the inclusion of Tulip in the full current period without a corresponding increase in sales, as well as a decrease in sales from the Power Group.

Interest expense for the year ended December 31, 2006 increased to $443,000 from $333,000 for the year ended December 31, 2005 due to interest paid in connection with the debt incurred as a result of the Tulip acquisition that closed on April 4, 2005 and to the increase in interest rates.

Investment and other income for the year ended December 31, 2006 increased to $358,000 from $186,000 for the prior year principally due to an increase in the amounts invested during the current year and to the increase in interest rates.

Net income before income tax provision was $2,459,000 for the year ended December 31, 2006 compared to $2,714,000 for the year ended December 31, 2005. This decrease was principally due to the decrease in gross margins, the increase in selling, general and administrative expenses and interest expense and despite the slight increase in sales and the increase in investment and other income.

Income taxes for the year ended December 31, 2006 and December 31, 2005 consist of $40,000 and $30,000, respectively, in state income taxes that cannot be offset by any state net operating loss carry-forwards.

As a result of the foregoing, net income for the year ended December 31, 2006 was $2,419,000 compared to $2,684,000 for the year ended December 31, 2005, a decrease of 9.9%.

Earnings before interest, taxes, depreciation and amortization, and stock based compensation (EBITDA) for the year ended December 31, 2006 slightly decreased to $3,678,000 from $3,710,000 for year ended December 31, 2005. Listed below is the EBITDA reconciliation to net income:

	Year ended December 31,	
	2006	2005
Net income	$2,419,000	$2,684,000
Interest expense	443,000	333,000
Income tax expense	40,000	30,000
Depreciation and amortization	566,000	487,000
Stock based compensation	210,000	176,000
EBITDA	$3,678,000	$3,710,000

Liquidity, Capital Resources and Inflation

Working capital increased to $17,176,000 at December 31, 2006 as compared to $14,839,000 at December 31, 2005. The ratio of current assets to current liabilities remained at 4.9 to 1 at December 31, 2006 from December 31, 2005.

Net cash provided by operations for the year ended December 31, 2006 was $4,422,000, primarily attributable to the net income for the period, the non-cash amortization of intangible assets and stock based compensation, depreciation, an increase in accounts payable and customer advances and a decrease in other long term assets. Net cash provided by operations for the year ended December 31, 2005 was $2,923,000, primarily attributable to net income for the year, the non-cash amortization of intangible assets and restricted stock awards, depreciation and an increase in accrued expenses that was partially offset by an increase in other long-term assets, a decrease in accounts payable and in the amount due to the former shareholders of Tulip.

Cash flows used in investing activities for the year ended December 31, 2006 was $3,266,000, primarily attributable to the purchase of marketable securities and fixed assets that was partially offset by the sale of marketable securities. Cash flows used in investing activities for the year ended December 31, 2005 was $5,827,000, attributable to the purchase of Tulip, purchases of marketable securities and property and equipment.

Cash flows used in financing activities for the year ended December 31, 2006 was $1,154,000, attributable to the repayments of debt that was partially offset by the proceeds from stock option exercises. Cash flows provided by financing activities for the year ended December 31, 2005 was $5,725,000, primarily attributable to the proceeds from the issuance of long term debt and the proceeds from stock option exercises that was partially offset by the repayments of long term debt.

In February 2003, the Company entered into a $2,000,000 credit facility with a commercial lender secured by accounts receivable, inventory and property and equipment. In April 2005, the Company entered into a new $2,500,000 credit facility with the same lender along with a new five-year $5,000,000 Term Loan Agreement to finance the acquisition of Tulip and its manufacturing affiliate. In April 2006, the interest rates on both the Term Loan Agreement and the credit facility were reduced. The credit facility will continue from year to year unless sooner terminated for an event of default including non-compliance with certain financial covenants. Loans prior to the renewal, under the facility, did bear interest equal to the sum of 2.00% plus the one-month LIBOR (5.32% at December 31, 2006) and the Term Loan did bear interest equal to the sum of 2.25% plus the one-month LIBOR. Pursuant to the renewal, both the credit facility and the Term Loan will bear interest equal to the sum of 1.50% plus the one-month LIBOR. Monthly principal payments under the Term Loan, of approximately $60,000 per month, commenced in June 2005.

In April 2005, the Company entered into a five year $2,000,000 Promissory Note with the selling shareholders of Tulip at an interest rate of prime plus 2.00% (8.25% at December 31, 2006). Principal payments of $100,000 are made on a quarterly basis along with accrued interest. In October 2006, pursuant to permission from its primary lender, the Company increased its quarterly principal payment to $150,000 along with accrued interest and intends to continue to make quarterly principal payments of $150,000 until the loan is repaid in full.

The Company's contractual obligations and commitments are summarized as follows:

Obligation	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$5,219,000	$1,114,000	$3,093,000	$1,012,000	-
Capital lease obligations	10,000	10,000	-	-	-
Operating leases	3,296,000	611,000	1,647,000	958,000	$ 80,000
Total contractual obligations	$8,525,000	$1,735,000	$4,740,000	$1,970,000	$ 80,000

The Company's existing capital resources, including its bank credit facilities, and its cash flow from operations are expected to be adequate to cover the Company's cash requirements for its operations. The Company believes that financing alternatives are available in order to fund future acquisitions.

Inflation has not materially impacted the operations of the Company.

Certain Material Trends

In April 2005, the Company completed the acquisition of Tulip and its operations became part of the Company's Electronics Group. The Company's Electronics Group and the Custom Division of its Power Group are heavily dependent on military spending. The events of September 11, 2001 have put a tremendous emphasis on defense and homeland security spending and the Company has seen improvement in bookings and revenue levels since 2001. The Company realized a significant increase to the backlog of its Power Group during 2004 and shipments from this segment contributed to very strong operating results for the first and second quarters of 2005. In particular, during 2005, its commercial division has realized an increase in bookings, particularly for military requirements for its standard commercial products. Both of the Company's business segments had strong bookings in 2004 and 2005 that continued into the first quarter of 2006. During the second quarter of 2006, the Company began to experience a slowdown in its bookings due to program funding delays. However, the Company began to receive some of the expected follow-on awards during the end of the third quarter and the fourth quarter of 2006. Furthermore, the Company remains confident that it will receive most of these follow-on orders and option quantities that have been affected by these program funding delays, although the timing of their release remains uncertain. Although the Electronics Group and the Custom Division of the Power Group are pursuing several opportunities for reorders, as well as new contract awards, the Company has normally found it difficult to predict the timing of such awards.

There is no seasonality to the Company's business. The Company's revenues are generally determined by the shipping schedules outlined in the purchase orders received from its customers. The Company stratifies all the opportunities it is pursuing by various confidence levels. The Company generally realizes a very high success rate with those opportunities to which it applies a high confidence level. The Company currently has a significant amount of potential contract awards to which it has applied a high confidence level. However, because it is difficult to predict the timing of awards for most of the opportunities the Company is pursuing, it is also difficult to predict when the Company will commence shipping under these contracts. A delay in the receipt of any contract from its customer ultimately causes a corresponding delay in shipments under that contract.

Despite the increase in military spending, the Company still faces a challenging environment. The government is emphasizing the engineering of new and improved weaponry and it continues to be our challenge to work with each of our prime contractors so that we can participate on these new programs. In addition, these new contracts require incurring up-front design, engineering, prototype and pre-production costs. While the Company attempts to negotiate contract awards for reimbursement of product development, there is no assurance that sufficient monies will be set aside by its customers, including the United States Government, for such effort. In addition, even if the United States Government agrees to reimburse development costs, there is still a significant risk of cost overrun that may not be reimbursable. Furthermore, once the Company has completed the design and pre-production stage, there is no assurance that funding will be provided for future production. In such event, even if the Company is reimbursed its development costs it will not generate any significant profits.

The Company is heavily dependent upon military spending as a source of revenues and income. However, even increased military spending does not necessarily guarantee the

Company of increased revenues, particularly, when the allocation of budget dollars may vary depending on what may be needed for specific military conflicts Any future reductions in the level of military spending by the United States Government due to budget constraints or for any other reason, could have a negative impact on the Company's future revenues and earnings. In addition, due to major consolidations in the defense industry, it has become more difficult to avoid dependence on certain customers for revenue and income. Behlman's line of commercial products gives the Company some diversity and the addition of Tulip gives the Electronics Segment a more diversified customer base.

The Company's business strategy is to expand its operations through strategic, accretive acquisitions. In April 2005, it completed the acquisition of Tulip. Since that time, the Company reviewed various potential acquisitions and in January 2007, hired Cove Partners LLC, an investment banking firm located in San Diego, CA, that specializes in mergers and acquisitions and strategic advisory services. The Company has received offers from several financial institutions that have expressed an interest in helping the Company with acquisition financing. However, there can be no assurance it will obtain the necessary financing to complete additional acquisitions and even if it does, there can be no assurance that we will have sufficient income from operations of such acquired companies to satisfy the interest payments, in which case, we will be required to pay them out of Orbit's operations which may be adversely affected. The Company continues to review acquisition candidates but none have progressed beyond a preliminary due diligence stage.

Item 6A. Quantitative and Qualitative Disclosures About Market Risks

As of December 31, 2006, the Company had an amount due to its primary lender under its Term Loan of approximately $3,869,000. Interest on this Term Loan is equal to the sum of 1.50% plus the one-month LIBOR. In addition, the Company has a $2,500,000 line of credit with the same lender at a rate equal to the sum of 1.50% plus the one-month LIBOR. The Company did not have any borrowings under the line of credit during the year ended December 31, 2006. During 2006, LIBOR averaged approximately 5.07% and was 5.32% at December 31, 2006.

The Company also has a Promissory Note to the former shareholders of Tulip that had a balance of $1,350,000 at December 31, 2006. Interest on this note was at 2.00% over the prime rate of interest. During 2006, the Bank's prime rate of interest averaged approximately 7.96% and was 8.25% at December 31, 2006.

We are subject to changes in the prime rate based on the actions of the Federal Reserve that are generally determined by general market and economic fluctuations. Any hypothetical increase of 1% in interest rates will result in an increase of approximately $50,000 of annual interest expense exclusive of the impact of any borrowings under the Company's line of credit.

None of the Company's variable rate of interest arrangements are hedged by any derivative instruments. The Company believes that any moderate interest rate increases will not have any material adverse effect on its results of operations, liquidity or financial position.

The Company believes that it is not subject in any material way to any other forms of market risk.

Item 7 . FINANCIAL STATEMENTS

The information required under this Item appears in a separate section following Item 14 of this report.

Item 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 8A. CONTROLS AND PROCEDURES

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934 as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective.

There have been no changes in our internal control over financial reporting during the three months ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 8A(T). CONTROLS AND PROCEDURES- Not applicable.

Item 8B. OTHER INFORMATION

There have not been any other material changes in the Company's affairs which have not been described in a report on Form 8-K during the fourth quarter ended December 31, 2006.

PART III

Item 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

Incorporated by reference to the Company's definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2007 Annual Meeting of Stockholders.

Item 10. EXECUTIVE COMPENSATION

Incorporated by reference to the Company's definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2007 Annual Meeting of Stockholders.

Item 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference to the Company's definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2007 Annual Meeting of Stockholders.

Item 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Incorporated by reference to the Company's definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2007 Annual Meeting of Stockholders.

Item 13. EXHIBITS

(a) The following documents are filed as part of this Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006.

1 and 2. Financial Statements and Schedule:

The index to the financial statements and schedule is incorporated by reference to the index to financial statements which follows Item 14 of this Annual Report on Form 10-KSB.

3. Exhibits:

Exhibit No.	Description of Exhibit
2.1	Stock Purchase Agreement, dated December 13, 2004, by and among Orbit International Corp., Tulip Development Laboratory, TDL Manufacturing, Inc. and the respective Shareholders of Tulip Development Laboratory, Inc. and TDL Manufacturing, Inc. Incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K for December 13, 2004.
3.1	Certification of Incorporation, as amended. Incorporated by reference to Exhibit 3(a) to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1991.
3.2	By-Laws, as amended. Incorporated by reference to Exhibit 3(b) to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1988.

4.1	Orbit International Corp. 2003 Stock Incentive Plan. Incorporated by reference to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002.
10.1	Amended and Restated Employment Agreement, dated as of February 15, 1999, between Registrant and Mitchell Binder. Incorporated by reference to Exhibit 10(a) to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
10.2	Amended and Restated Employment Agreement, dated as of February 15, 1999, between Registrant and Bruce Reissman. Incorporated by reference to Exhibit 10(b) to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
10.3	Amended and Restated Employment Agreement, dated as of February 15, 1999 between Registrant and Dennis Sunshine. Incorporated by reference to Exhibit 10(c) to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
10.4	Form of Indemnification Agreement between the Company and each of its Directors dated as of September 10, 2001. Incorporated by reference to Exhibit 10(d) to Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2001.
10.5	Purchase and Sale Agreement between the Company and 80 Cabot Realty LLC dated February 26, 2001. Incorporated by reference to Exhibit 4(b) to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.
10.6	Lease Agreement between the Company and 80 Cabot Realty LLC dated February 26, 2001. Incorporated by reference to Exhibit 4(b) to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.
10.7	Loan and Security Agreement dated as of January 28, 2003 between the Company and Merrill Lynch Business Financial Services Inc. including exhibits and other attachments thereto. Incorporated by reference to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002.
10.8	Employment Agreement dated April 4, 2005 between Tulip Development laboratory, Inc. and Richard Hetherington. Incorporated by reference to Registrant's Current Report on Form 8-K for April 4, 2005.
10.9	Custody, Pledge and Security Agreement dated as of April 4, 2005, by and among the Company and Richard Hetherington, Joanne Hetherington, Larry M. Bateman and Stephen Hill. Incorporated by reference to Registrant's Current Report on Form 8-K for April 4, 2005.

10.10	Net Lease dated as of April 4, 2005 by and between Rudy's Thermo-Nuclear Devices, as Landlord, and TDL Manufacturing, Inc. and Tulip Development Laboratory, Inc. Incorporated by reference to Registrant's Current Report on Form 8-K for April 4, 2005.
10.11	Term Loan and Security Agreement dated as of April 4, 2005 between the Company and Merrill Lynch Financial Business Services Inc. Incorporated by reference to Registrant's Current Report on Form 8-K for April 4, 2005.
10.12	Collateral Installment Note to Merrill Lynch Financial Business Services Inc. dated as of April 4, 2005, from the Company. Incorporated by reference to Registrant's Current Report on Form 8-K for April 4, 2005.
14.1	Form of Code of Ethics between the Company and its Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. Incorporated by reference to Registrant's Annual Report on Form 10K-SB for the fiscal year ended December 31, 2003.
21.1*	Subsidiaries of Registrant.
23.1*	Consent of Goldstein Golub Kessler LLP.
31.1*	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) and 18 U.S.C. 1350.
31.2*	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) and 18 U.S.C. 1350.
32.1*	Certification of the Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.
32.2*	Certification of the Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.

* Filed herewith.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference to the Company's definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the securities Exchange Act of 1934 in connection with the Company's 2007 Annual Meeting of Shareholders.

ORBIT INTERNATIONAL CORP.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Orbit International Corp.

We have audited the accompanying consolidated balance sheets of Orbit International Corp. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orbit International Corp. and Subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with United States generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

March 27, 2007

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

December 31,	2006	2005
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 3,935,000	$ 3,933,000
Investments in marketable securities	4,062,000	1,012,000
Accounts receivable, less allowance for doubtful accounts of $145,000	3,712,000	3,695,000
Inventories	8,992,000	9,055,000
Deferred tax asset	717,000	784,000
Other current assets	145,000	130,000
Total current assets	21,563,000	18,609,000
Property and Equipment, net	414,000	357,000
Goodwill	6,135,000	6,130,000
Intangible Assets, net	1,204,000	1,639,000
Deferred Tax Asset	1,333,000	1,219,000
Other Assets	566,000	1,198,000
Total Assets	$31,215,000	$29,152,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term obligations	$ 1,124,000	$ 1,125,000
Accounts payable	1,028,000	857,000
Accrued expenses	1,353,000	1,447,000
Customer advances	797,000	256,000
Deferred income	85,000	85,000
Total current liabilities	4,387,000	3,770,000
Deferred Income	427,000	513,000
Long-term Obligations, net of current maturities	4,105,000	5,279,000
Total liabilities	8,919,000	9,562,000
Stockholders' Equity:		
Common stock - authorized 10,000,000 shares-$.10 par value; 4,588,000 and 4,575,000 shares issued and outstanding at 2006 and 2005, respectively	459,000	457,000
Additional paid-in capital	19,536,000	20,600,000
Unearned compensation	-	(1,340,000)
Accumulated other comprehensive gain (loss)	5,000	(4,000)
Retained earnings (accumulated deficit)	2,296,000	(123,000)
Stockholders' equity	22,296,000	19,590,000
Total Liabilities and Stockholders' Equity	$31,215,000	$29,152,000

See Notes to Consolidated Financial Statements

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31,	2006	2005
Net sales	$25,015,000	$24,254,000
Cost of sales	14,186,000	13,420,000
Gross profit	10,829,000	10,834,000
Selling, general and administrative expenses	8,285,000	7,973,000
Interest expense	443,000	333,000
Investment and other income, net	(358,000)	(186,000)
Total expenses, net	8,370,000	8,120,000
Income before income tax provision	2,459,000	2,714,000
Income tax provision	40,000	30,000
Net income	$ 2,419,000	$ 2,684,000
Net income per common share:		
Basic	$ .56	$ .66
Diluted	$ .52	$ .60

See Notes to Consolidated Financial Statements

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY

Years ended December 31, 2006 and 2005

	Common Stock 10,000,000 Shares Authorized						
	Shares Issued(a)	Amount(a)	Additional Paid-in Capital(a)	Retained Earnings (Accumulated Deficit)	Unearned Compensation	Other Comprehensive Income(loss)	Total
Balance at December 31, 2004	3,821,000	$382,000	$16,582,000	$(2,807,000)	$(1,516,000)	$(3,000)	$12,638,000
Amortization of restricted stock	-	-	-	-	176,000	-	176,000
Issuance of common stock for Tulip acquisition	206,000	20,000	1,480,000	-	-	-	1,500,000
Exercise of options	548,000	55,000	1,299,000	-	-	-	1,354,000
Tax benefit of stock option exercise	-	-	1,239,000	-	-	-	1,239,000
Other comprehensive loss	-	-	-	-	-	(1,000)	(1,000)
Net income	-	-	-	2,684,000	-	-	2,684,000
Balance at December 31, 2005	4,575,000	457,000	20,600,000	(123,000)	(1,340,000)	(4,000)	19,590,000
Reversal of unearned compensation upon adoption of SFAS 123(R)	-	-	(1,340,000)	-	1,340,000	-	-
Stock-based compensation expense	-	-	210,000	-	-	-	210,000
Exercise of options	13,000	2,000	19,000	-	-	-	21,000
Tax benefit of stock option exercise	-	-	47,000	-	-	-	47,000
Other comprehensive income	-	-	-	-	-	9,000	9,000
Net income	-	-	-	2,419,000	-	-	2,419,000
Balance at December 31, 2006	4,588,000	$459,000	$19,536,000	$2,296,000	-	$5,000	$22,296,000

(a) Retroactively restated to reflect a twenty-five (25%) stock dividend effective July 18, 2005.

See Notes to Consolidated Financial Statements

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31,	2006	2005
Cash flows from operating activities:		
Net income	$ 2,419,000	$ 2,684,000
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock-based compensation expense	210,000	-
Amortization of intangible assets	435,000	326,000
Depreciation	131,000	161,000
Bond premium amortization	40,000	23,000
Bad debt	32,000	9,000
Gain on sale of marketable securities	(8,000)	-
Expense due to restricted stock awards	-	176,000
Deferred income	(86,000)	(85,000)
Changes in operating assets and liabilities:		
Increase in accounts receivable	(49,000)	(63,000)
Decrease in inventories	63,000	50,000
(Increase) decrease in other current assets	(15,000)	29,000
Decrease (increase) in other assets	632,000	(140,000)
Increase (decrease) in accounts payable	171,000	(108,000)
Increase in customer advances	541,000	40,000
(Decrease) increase in accrued expenses	(94,000)	271,000
Decrease in amount due to former shareholders of Tulip	-	(450,000)
Net cash provided by operating activities	4,422,000	2,923,000
Cash flows from investing activities:		
Purchase of marketable securities	(3,387,000)	(879,000)
Sale of marketable securities	314,000	-
Purchase of property and equipment	(188,000)	(114,000)
Cash paid for acquisition of Tulip, net of cash received of $693,000	(5,000)	(4,834,000)
Net cash used in investing activities	(3,266,000)	(5,827,000)
Cash flows from financing activities:		
Repayments of long-term debt	(1,175,000)	(629,000)
Proceeds from exercise of stock options	21,000	1,354,000
Proceeds from issuance of long term debt	-	5,000,000
Net cash (used in) provided by financing activities	(1,154,000)	5,725,000

(continued)

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

Net increase in cash and cash equivalents	2,000	2,821,000
Cash and cash equivalents at beginning of year	3,933,000	1,112,000
Cash and cash equivalents at end of year	$ 3,935,000	$ 3,933,000
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 452,000	$ 266,000

Supplemental schedule of noncash investing and financing activities:

During 2005, the Company purchased all of the capital stock of Tulip Development Laboratory, Inc. and its manufacturing affiliate, TDL Manufacturing, Inc. for $9,032,000. In conjunction with the acquisition, net assets with a fair value of $1,800,000 were acquired.

In connection with the aforementioned acquisition, the Company funded $2,000,000 of the purchase price with promissory notes issued to the former shareholders of Tulip. Also in connection with the acquisition, approximately 206,000 shares of Orbit, $.10 par value, common stock, valued at approximately $1,500,000, was issued to the former shareholders of Tulip.

See Notes to Consolidated Financial Statements

1. ORGANIZATION AND BUSINESS:

The consolidated financial statements include the accounts of Orbit International Corp. and its wholly owned subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated in consolidation.

The Company has two reportable segments: (a) the Electronics Group, comprised of the Orbit Instrument Division and the Company's wholly owned subsidiary, Tulip Development Laboratory, Inc. and its manufacturing affiliate, TDL Manufacturing, Inc., (collectively "Tulip") is engaged in the design, manufacture and sale of customized electronic components and subsystems and; (b) the Power Group, its Behlman Electronics, Inc. subsidiary which is engaged in the design and manufacture of distortion-free commercial power units, power conversion devices and electronic devices for measurement and display.

2. ACQUISITION:

On April 4, 2005, the Company acquired all of the issued and outstanding capital stock of Tulip. The primary reason for the acquisition was the expansion of both our customer and product bases and the accretion to earnings. The total purchase price was $9.032 million consisting of $5.0 million in cash, which was funded by a term loan, a $2.0 million promissory note to the sellers, approximately 206,000 shares of Orbit stock valued at $1.5 million and direct acquisition costs of approximately $532,000. Included in the direct acquisition costs was a $138,000 liability at December 31, 2005, in connection with the Company agreeing to reimburse the sellers for additional tax owed as a result of an election under Internal Revenue Code 338 (h) (10).

The Tulip acquisition was accounted for as a purchase, and accordingly, the assets purchased and liabilities assumed are included in the consolidated balance sheet as of December 31, 2006 and 2005. The operating results of Tulip are included in the consolidated financial statements since the date of acquisition.

In accordance with SFAS No. 141, *Business Combinations*, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill. The fair values assigned to tangible and intangible assets acquired and liabilities assumed are based on estimates and assumptions made by management and their consultants. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is not amortized but will be reviewed at least annually for impairment. Purchased intangible assets with finite lives will be amortized on a straight-line basis over their respective estimated useful lives. The total purchase price has been allocated as follows:

Tangible assets and liabilities:	
Cash	$ 693,000
Accounts receivable	1,169,000
Inventories	840,000
Other current assets	12,000
Property and equipment	206,000
Accounts payable	(254,000)
Accrued expenses	(200,000)
Due to stockholders	(450,000)
Customer advances	(216,000)
Total net tangible assets and liabilities	1,800,000

(continued)

Amortizable intangible assets:	
Contract backlog	1,650,000
Non-compete provision of employment contract	315,000
Total amortizable intangible assets	1,965,000
Goodwill	5,267,000
Total purchase price	$9,032,000

The following summarized pro forma financial information presents the combined results of the Company and Tulip as if the acquisition had occurred as of the beginning of period presented. Adjustments, which reflect amortization of purchased intangible assets, interest on debt to finance the acquisition and recalculation of bonuses due to adjustments to net income, have been made to the combined results of operations for the year ended December 31, 2005. The unaudited summarized pro forma financial information is presented for informational purposes only and may not be indicative of what the actual results of operations would have been had the acquisition occurred at the beginning of the date presented nor does it purport to represent the results of operations for future periods.

	Year ended December 31, 2005 (Pro forma and Unaudited)
Net Sales	$25,908,000
Net Income	2,847,000
Basic earnings per share	0.69
Diluted earnings per share	0.63

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

As described in Note 2, the Company acquired Tulip on April 4, 2005. Operating results for Tulip for the period April 1, 2005 through April 4, 2005 are included in these financial statements but were not material.

On June 24, 2005, the Board of Directors approved a twenty-five percent (25%) stock dividend to shareholders of record on July 18, 2005. The payable date for the dividend was July 29, 2005. The stock dividend has been accounted for as a 5 for 4 stock split and all references to shares and per share amounts in the accompanying financial statements have been retroactively restated to reflect the stock dividend.

(continued)

For comparability, certain 2005 amounts have been reclassified, where appropriate, to conform to the financial statements presentation in 2006.

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts.

Accounts receivable are reported at their outstanding unpaid principal balances reduced by an allowance for doubtful accounts. The Company estimates doubtful accounts based on historical bad debts, factors related to specific customers' ability to pay and current economic trends. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible.

Inventories are priced at the lower of cost (specific, average and first-in, first-out basis) or market.

Property and equipment is recorded at cost. Depreciation and amortization of the respective assets are computed using the straight-line method over their estimated useful lives ranging from 3 to 8 years. Leasehold improvements are amortized using the straight-line method over the remaining term of the lease or the estimated useful life of the improvement, whichever is less.

The Company's investments are classified as available-for-sale securities and are stated at fair value, based on quoted market prices, with the unrealized gains and losses, net of income tax, reported in other comprehensive income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific-identification method. Interest and dividends on such securities are included in investment income.

The Company recognizes deferred tax assets and liabilities based on the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances have been established to reduce deferred tax assets to the amount expected to be realized.

Substantially all of the Company's revenue is recognized from the sale of tangible products. The Company records sales upon delivery of the units under its manufacturing contracts.

All of our contracts are for products made to specific customer specifications with no right of return. All of our units are shipped with a one-year warranty.

The Company's freight and delivery costs were $90,000 and $86,000 for the years ended December 31, 2006 and 2005, respectively. These costs are included in selling, general and administrative expenses.

(continued)

When impairment indicators are present, the Company reviews the carrying value of its long-lived assets in determining the ultimate recoverability of their unamortized values using future undiscounted cash flow analyses.

The fair value of the Company's long-term obligations is estimated based on the current rates offered to the Company for debt of similar terms and maturities. Using this method, the Company's fair value of long-term obligations was not significantly different from the stated value at December 31, 2006 and 2005.

Research and development costs are expensed when incurred. The Company expensed approximately $1,110,000 for research and development during the years ended December 31, 2006 and 2005. These expenses are included in selling, general and administrative expenses.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006, which would be the first quarter of 2007 for the Company. The Company is currently evaluating the effects, if any, that FIN 48 will have on its consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS No. 157 emphasizes that fair value is a market-based measurement that should be determined based on the assumptions that market participants would use in pricing an asset or liability. Companies will be required to disclose the extent to which fair value is used to measure assets and liabilities, the inputs used to develop the measurements and the effect of certain of the measurements on earnings (or changes in net assets) for the period. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, which would be the first quarter of 2008 for the Company. The Company is currently evaluating the effect, if any, that SFAS No. 157 will have on its consolidated financial position or results of operations. However, the Company does not expect the adoption of SFAS No. 157 to have a material effect on its financial position or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 "Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements" ("SAB No. 108"). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in determining whether the current year's financial statements are materially misstated. SAB No. 108 was effective as of the end of the Company's 2006 fiscal year, and allows a one-time transitional cumulative effect adjustment

(continued)

to beginning retained earnings as of January 1, 2006, for errors that were not previously deemed material, but are material under the guidance in SAB No. 108. The adoption of SAB No. 108 did not have a material impact on its consolidated financial position or results of operations.

Effective January 1, 2006, the Company began recognizing share-based compensation, under Statement of Financial Accounting Standards ("SFAS") No. 123 (R), *Share Based Payment,* for all awards granted during 2006 and for the unvested portion of previous award grants based on each award's grant date fair value. The Company implemented Statement No. 123 (R) using the modified prospective transition method. Under this transition method the Company's financial statements , pertaining to periods prior to our adoption of SFAS No. 123 (R) have not been adjusted to reflect fair value of share-based compensation expense. Prior to January 1, 2006, the Company accounted for these plans under the recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations, as permitted by Statements of Financial Accounting ("SFAS") No. 123, *Accounting for Stock-Based Compensation.*

As a result of adopting SFAS No. 123 (R) on January 1, 2006, the Company's income before taxes and net income for the year ended December 31, 2006 is lower by approximately $34,000 than if it had continued to account for share-based compensation under APB Opinion 25. Basic and diluted earnings per share for the year ended December 31, 2006 would have been $ .01 higher if the Company had not adopted SFAS No. 123 (R). Share-based compensation expense included in selling, general and administrative expenses for the year ended December 31, 2006 was approximately $210,000 (including $176,000 of amortization of unearned compensation which is comparable to the prior year). No tax benefit was received relating to this expense due to the Company's net operating loss carry forwards.

The following table illustrates the effect on operating results and per share information had the Company accounted for stock-based compensation in accordance with SFAS No. 123(R) for the year ended:

December 31,	2005
Net Income-as reported	$2,684,000
Add: Stock-based employee compensation expense, included in reported net income, net of related tax effect	176,000
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(245,000)
Net Income – pro forma	$2,615,000
Basic income per share- as reported	.66

(continued)

Basic income per share- pro forma	.64
Diluted income per share - as reported	.60
Diluted income per share – pro forma	.59

4. INVENTORIES:

Inventories consist of the following:

December 31,	2006	2005
Raw materials	$5,245,000	$4,637,000
Work-in-progress	3,138,000	3,813,000
Finished goods	609,000	605,000
	$8,992,000	$9,055,000

5. COMPREHENSIVE INCOME:

For the years ended December 31, 2006 and 2005, total comprehensive income was $2,428,000 and $2,683,000, respectively. Comprehensive income consists of net income and unrealized gains and losses on marketable securities.

6. INTANGIBLE ASSETS:

The Company applies Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. SFAS 142 requires that an intangible asset with a finite life be amortized over its useful life and that goodwill and other intangible assets with indefinite lives not be amortized but evaluated for impairment.

Intangible assets with finite lives are being amortized over three and five years. Amortization expense for the next four years is expected to be as follows:

Year ending December 31,	
2007	$ 435,000
2008	356,000
2009	330,000
2010	83,000
Total	$1,204,000

The company recognized amortization expense of $435,000 and $326,000 for the years ended December 31, 2006 and 2005, respectively.

7. PROPERTY AND EQUIPMENT:

Property and equipment consists of:

(continued)

December 31,	2006	2005
Leasehold improvements	$ 132,000	$ 121,000
Computer equipment	279,000	237,000
Machinery and equipment	1,386,000	1,271,000
Furniture and fixtures	595,000	575,000
	2,392,000	2,204,000
Accumulated depreciation	1,978,000	1,847,000
	$ 414,000	$ 357,000

The Company recognized depreciation expense of $131,000 and $161,000 for the years ended December 31, 2006 and 2005, respectively.

8. DEBT:

In April 2005, the Company entered into an amended $2,500,000 credit facility with a commercial lender secured by accounts receivable, inventory and property and equipment. In April 2006, the interest rate was reduced. The agreement will continue from year to year thereafter unless sooner terminated for an event of default including non-compliance with financial covenants. Loans under the facility will bear interest equal to the sum of 1.50% plus the one-month LIBOR rate (5.32% and 4.39% at December 31, 2006 and 2005, respectively). No amounts have been borrowed under the credit facility.

The Company's long-term debt obligations are as follows:

December 31,	2006	2005
Promissory note with the former shareholders of Tulip, collateralized by Tulip stock, at an interest rate of Prime (8.25% and 7.25% at December 31, 2006 and 2005, respectively) plus 2.00%, payable in quarterly principal installments of $100,000 through 2010.	$1,350,000	$1,800,000
Term loan agreement collateralized by all business assets of Company. Payable in fifty-nine monthly principal payments of approximately $60,000 and a sixtieth payment of approximately $1,500,000 in 2010. The loan bears interest equal to the sum of 1.50% plus one-month LIBOR (5.32% and 4.39% at December 31, 2006 and 2005, respectively.)	3,869,000	4,584,000
Capitalized lease obligation collateralized by certain machinery, interest at 8.6%, payable in monthly installments of $870 through 2007	10,000	20,000
	5,229,000	6,404,000
Less: current portion	1,124,000	1,125,000
	$4,105,000	$5,279,000

(continued)

Principal payments due on the Company's long-term debt are as follows:

Year ending December 31,	
2007	$ 1,124,000
2008	1,114,000
2009	1,114,000
2010	1,877,000
	$ 5,229,000

9. STOCK-BASED COMPENSATION PLANS:

The Company has stock-based compensation plans which provide for the granting of nonqualified and incentive stock options as well as restricted stock awards to officers, key employees and nonemployee directors. The plans authorize the granting to officers and key employees stock options and restricted stock awards to acquire up to 1,891,000 common shares. Additionally, the plans authorize the granting to nonemployee directors of the Company options to acquire up to 125,000 common shares. Each plan grants options at the market value of the Company's stock on the date of such grant. All options and restricted stock grants are exercisable at times as determined by the board of directors, not to exceed 10 years from the date of grant.

The following table summarizes activity in stock options:

December 31,	2006			2005	
	Options	Weighted-Average Exercise Price	Average Remaining Contractual Term (in years)	Options	Weighted-Average Exercise Price
Outstanding at beginning of year	615,000	$2.96	6	1,158,000	$2.70
Granted	7,000	7.85	9	5,000	8.78
Forfeited	(2,000)	6.66	-	-	-
Exercised	(13,000)	1.55	-	(548,000)	2.48
Outstanding at end of year (Vested and expected to vest)	607,000	$3.03	5	615,000	$2.96
Outstanding exercisable at end of year	599,000	$2.97	5	610,000	$2.91
Weighted-average fair value of options granted during the year		$4.31			$5.79

(continued)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-average Remaining Contractual Life	Weighted-average Exercise Price	Number Exercisable	Weighted-average Exercise Price
$ .60 - $1.07	169,000	4.00	$1.06	169,000	$1.06
$1.26 - $1.62	25,000	3.00	$1.34	25,000	$1.34
$1.92 - $2.04	159,000	3.00	$1.92	159,000	$1.92
$2.40 - $3.70	9,000	4.00	$3.42	9,000	$3.42
$4.51 - $9.28	245,000	7.00	$5.28	237,000	$5.20
$ .60 - $9.28	607,000	5.00	$3.03	599,000	$2.97

At December 31, 2006, 340,000 shares of common stock were reserved for future issuance of stock options, restricted stock and stock appreciation rights.

At December 31, 2006, the aggregate intrinsic value of options outstanding(vested and expected to vest) was $3,112,000 and the aggregate intrinsic value of options exercisable was $3,110,000. The intrinsic value of options exercised during the year ended December 31, 2006 was approximately $129,000.

The Company estimated the fair value of its stock option awards on the date of grant using the Black-Scholes valuation model for 2006 grants and the Binomial calculation model for 2005 grants. The assumptions used for stock grants issued during the following periods were as follows:

December 31,	2006	2005
Dividend Yield	-	-
Expected Volatility	53.86% to 55.52%	55.00%
Risk-free interest rate	4.87% to 5.21%	3.92%
Expected life of options (in years)	5.50	9.01

Expected volatility assumptions utilized for 2006 and 2005 were based on the volatility of the Company's stock price for three years and one year, respectively, prior to grant date. The risk-free rate is derived from the 10 year U.S. treasury yield on grant date. Expected life for 2006 was derived using the "simplified" method as allowed under the provisions of the Securities and Exchange Commission's Staff Bulletin No. 107 and represents the period of time that options are expected to be outstanding. Expected life for 2005 was based on prior history of option activity. Dividend yield is based on prior history of cash-dividends declared.

The following table summarizes the Company's nonvested stock option activity for the year ended December 31, 2006:

(continued)

	Number of Shares	Weighted-Average Grant-Date Fair Value
Nonvested stock options at January 1, 2006	5,000	$5.79
Granted	8,000	4.31
Vested	(4,000)	5.79
Forfeited	(1,000)	5.79
Nonvested stock options at December 31, 2006	8,000	$4.31

At December 31, 2006, there was approximately $13,000 of unearned compensation cost related to the above non-vested stock options. The cost is expected to be recognized over the next six months.

During 2004, 294,000 shares of restricted stock were awarded to senior management under the 2003 Employee Stock Incentive Plan. These restricted stock awards may not be sold or otherwise transferred until certain restrictions have lapsed. The unearned stock-based compensation related to these restricted stock awards is being amortized to compensation expense over the vesting period. The vesting period for 13,000 and 281,000 of these shares is three and ten years, respectively. The share based expense for these awards was determined based on the market price of the Company's stock at the date of grant applied to the total number of shares that were anticipated to vest and then amortized over the vesting period. The amount of compensation expense related to restricted stock awards in 2006 and 2005 was $176,000. As of December 31, 2006, the Company has unearned compensation of $1,164,000 associated with these awards. Also, in accordance with SFAS No. 123 (R), the account "unearned compensation" recorded pursuant to APB 25 was reversed and is now a component of "additional paid-in capital."

Prior to the adoption of SFAS No. 123 (R), the Company presented all tax benefits resulting from the exercise of stock options as operating cash flows in the Statement of Cash Flows. Statement No. 123 (R) requires the benefit of tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash flows in the Statement of Cash Flows.

10. EMPLOYEE BENEFIT PLAN:

A profit-sharing and incentive-savings plan provides benefits to certain employees who meet specified minimum service and age requirements. The plan provides for contributions by the Company equal to 1/2 of employee contributions (but not more than 2% of eligible compensation) and the Company may make additional contributions out of current or accumulated net earnings at the sole discretion of the Company's board of directors.

The Company contributed approximately $220,000 and $184,000 to the plan during the years ended December 31, 2006 and 2005, respectively.

11. INCOME TAXES:

The Company utilized net operating loss carryforwards to offset income taxes except for a $40,000 and $30,000 state income tax expense in Pennsylvania for the years ended December 31, 2006 and 2005, respectively.

At December 31, 2006 and 2005, the Company has an alternative minimum tax credit of approximately $573,000 with no limitation on the carryforward period. The Company also has federal and state net operating loss carryforwards of approximately $22,000,000 and $7,200,000, respectively, at December 31, 2006. The net operating loss carryforwards expire through 2025.

During the years ended December 31, 2006 and 2005, the Company's deferred tax asset increased principally due to an income tax benefit relating to the exercise of stock options during the year.

The reconciliation of income tax computed at the U.S. federal and state statutory tax rates to income tax expense is as follows:

December 31,	2006	2005
Tax at U.S. statutory rates	34.0%	34.0%
State taxes	8.0	7.0
Utilization of net operating loss carryforward	(40.0)	(40.0)
	2.0%	1.0%

The deferred tax asset is comprised of the following:

December 31,	2006	2005
Alternative minimum tax credit carryforward	$ 573,000	$ 573,000
Net operating loss and capital loss carryforwards (including pre-acquisition net operating loss carryforwards)	7,661,000	8,774,000
Temporary differences in bases of assets and liabilities:		
Accounts receivable and inventory	254,000	413,000
Stock-based compensation	77,000	-
Goodwill	(95,000)	122,000
Deferred revenue	188,000	219,000
Accrued expenses	137,000	100,000
Property and equipment	(67,000)	(13,000)
	494,000	841,000
Total deferred tax asset	8,728,000	10,188,000
Valuation allowances	(6,678,000)	(8,185,000)
Net deferred tax asset	$ 2,050,000	$ 2,003,000

12. SIGNIFICANT CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK:

Sales to significant customers accounted for approximately 45% (13%, 11%, 11% and 10%) and 51% (17%, 12%, 11% and 11%) of the Company's consolidated net sales for the years ended December 31, 2006 and 2005, respectively.

(continued)

Significant customers of the Company's Electronics Group accounted for approximately 61% (16%, 15%, 15% and 15%) and 51% (19%, 18% and 14%) of the Electronics Group's net sales for the years ended December 31, 2006 and 2005, respectively.

Significant customers of the Company's Power Group accounted for approximately 36% (13%, 12% and 11%) and 31% (17% and 14%) of the Power Group's net sales for 2006 and 2005, respectively.

Certain significant customers of the Company sell the Company's products to the U.S. government. Accordingly, a substantial portion of the net sales is subject to audit by agencies of the U.S. government. In the opinion of management, adjustments to such sales, if any, will not have a material effect on the Company's consolidated financial position or results of operations.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables from its customers.

The Company performs credit evaluations on its customers and collateral is generally not required. Credit losses are provided for in the consolidated financial statements during the period in which an impairment has been determined.

13. LEASING ARRANGEMENTS:

The Company entered into a sale-leaseback of its operating facility in 2001. The initial term of the operating lease expires in 2013 and may be extended by the Company at its option through February 2025. The Company recorded a deferred gain on the sale which is being recognized over the initial term of the lease. Additional operating leases are for Tulip's facility, a sales office and vehicles. The Company also has a capital lease obligation for equipment acquired in 2002.

Future minimum lease payments as of December 31, 2006 under all operating and capital lease agreements that have initial or remaining noncancelable lease terms in excess of one year are as follows:

Year ending December 31,	
2007	$ 621,000
2008	586,000
2009	559,000
2010	502,000
2011	479,000
Thereafter	559,000
Total future minimum lease payments	$3,306,000

Rent expense for operating leases was approximately $525,000 and $499,000 for the years ended December 31, 2006 and 2005, respectively.

14. COMMITMENTS AND CONTINGENCIES:

The Company has employment agreements with its three executive officers which may be terminated by the Company with not less than three years' prior notice and with four other principal officers, for aggregate annual compensation of $1,960,000. In the event of a change in control of the Company, the executive officers have the right to elect a lump-sum payment representing future compensation due them over the remaining years of their agreements. In addition, the seven officers are entitled to bonuses based on a percentage of earnings before taxes, as defined. Total bonus compensation expense was approximately $380,000 and $398,000 for the years ended December 31, 2006 and 2005, respectively.

15. BUSINESS SEGMENTS:

The Company operates through two business segments. The Electronics Group is comprised of the Orbit Instrument Division and the Company's wholly owned subsidiary, Tulip Development Laboratory, Inc. and its manufacturing affiliate, TDL Manufacturing, Inc. The Electronics Group is engaged in the design, manufacture and sale of customized electronic components and subsystems. The Company's Power Group, through the Behlman Electronics, Inc. subsidiary, is engaged in the design, manufacture and sale of distortion free commercial power units, power conversion devices and electronic devices for measurement and display.

The Company's reportable segments are business units that offer different products. The Company's reportable segments are each managed separately as they manufacture and distribute distinct products with different production processes.

The following is the Company's business segment information as of and for the years ended December 31, 2006 and 2005:

Year ended December 31,	2006	2005
Net sales:		
Electronics Group:		
Domestic	$ 15,291,000	$ 13,878,000
Foreign	1,031,000	868,000
Total Electronics Group	16,322,000	14,746,000
Power Group:		
Domestic	8,170,000	8,894,000
Foreign	523,000	614,000
Total Power Group	8,693,000	9,508,000
Total net sales	$25,015,000	$24,254,000
Income (expenses) from operations:		
Electronics Group	$ 3,017,000	$ 2,812,000
Power Group	996,000	1,587,000
General corporate expenses not allocated	(1,469,000)	(1,538,000)

(continued)

Interest expense	(443,000)	(333,000)
Investment and other income, net	358,000	186,000
Income from operations before income taxes	$ 2,459,000	$ 2,714,000

December 31,	2006	2005
Assets:		
Electronics Group	$ 8,680,000	$ 8,383,000
Power Group	4,583,000	4,854,000
General corporate assets not allocated	17,952,000	15,915,000
Total assets	$31,215,000	$29,152,000
Depreciation and amortization:		
Electronics Group	$ 544,000	$ 468,000
Power Group	22,000	19,000
Corporate	40,000	199,000
Total depreciation and amortization	$ 606,000	$ 686,000

16. INCOME PER COMMON SHARE: The following table sets forth the computation of basic and diluted income per common share:

Year Ended December 31,	2006	2005
Denominator:		
Denominator for basic income per share – weighted-average common shares	4,302,000	4,056,000
Effect of dilutive securities:		
Unearned portion of restricted stock awards	101,000	65,000
Employee and director stock options	235,000	348,000
Dilutive potential common shares	336,000	413,000
Denominator for diluted income per share - weighted-average common shares and assumed conversions	4,638,000	4,469,000

The numerator for basic and diluted income per share for the years ended December 31, 2006 and 2005 is the net income for each year.

Stock options totaling 6,000 shares were outstanding during the year ended December 31, 2006, but were not included in the computation of earnings per share. The inclusion of these instruments would have been antidilutive due to the options' exercise prices being greater than the average market price of the Company's common shares during the period.

17. RELATED PARTY TRANSACTION:

Tulip leases its facilities from a limited partnership, the ownership of which is controlled by the former shareholders of Tulip. The five year lease commenced April 2005 and provides for monthly payments of $9,100 and increases by 2% each year for the first two renewal periods and by 3% for the final two renewal periods. For the years ended December 31, 2006 and 2005, the total amount paid under this lease was approximately $111,000 and $82,000, respectively.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ORBIT INTERNATIONAL CORP.

Dated: March 30, 2007

By: /s/ Dennis Sunshine
Dennis Sunshine, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	**Title**	**Date**
/s/ Dennis Sunshine Dennis Sunshine	President, Chief Executive Officer and Director (Principal Executive Officer)	March 30, 2007
/s/ Mitchell Binder Mitchell Binder	Executive Vice President, Chief Financial Officer, and Director (Principal Financial and Accounting Officer)	March 30, 2007
/s/ Bruce Reissman Bruce Reissman	Executive Vice President, Chief Operating Officer and Director	March 30, 2007
/s/ Arthur Rhein Arthur Rhein	Director	March 30, 2007
/s/ Bernard Karcinell Bernard Karcinell	Director	March 30, 2007
/s/ Lee Feinberg Lee Feinberg	Director	March 30, 2007
/s/ H. William Coogan, Jr. H. William Coogan, Jr.	Director	March 30, 2007



ORBIT INTERNATIONAL CORP.

Board of Directors

Dennis Sunshine
President and
Chief Executive Officer

Bruce Reissman
Executive Vice President and
Chief Operating Officer

Mitchell Binder
Executive Vice President and
Chief Financial Officer

Bernard Karcinell
Financial Consultant

Lee Feinberg
Managing Director,
UBS Financial Services, Inc.

Arthur Rhein
Chairman of the Board, President
and Chief Executive Officer,
Agilysys, Inc.

H. William Coogan, Jr.
Chief Executive Officer,
Firstmark Corporation

Officers

Dennis Sunshine
President and
Chief Executive Officer

Bruce Reissman
Executive Vice President and
Chief Operating Officer

Mitchell Binder
Executive Vice President and
Chief Financial Officer

Mark Tublisky
Secretary and President,
Behlman Electronics, Inc.

David Goldman
Treasurer and Controller

Corporate Information

Corporate Office

Orbit International Corp.
80 Cabot Court
Hauppauge, NY 11788
Telephone: (631) 435-8300
www.orbitintl.com

Independent Auditors

Goldstein Golub Kessler LLP
1185 Avenue of the Americas
New York, NY 10036

Corporate Counsel

Phillips Nizer LLP
666 Fifth Avenue
New York, NY 10103

Investor Relations

The Equity Group Inc.
800 Third Avenue
New York, NY 10022

Transfer Agent

American Stock Transfer and
Trust Company
40 Wall Street
New York, NY 10005

Corporate Facilities

Orbit Instrument Division
80 Cabot Court
Hauppauge, NY 11788
Telephone: (631) 435-8300
www.orbitintl.com

Behlman Electronics, Inc.
80 Cabot Court
Hauppauge, NY 11788
Telephone: (631) 435-0410
www.behlman.com

Behlman Electronics, Inc.
4532 Telephone Road, #103
Ventura, CA 93003
Telephone: (805) 642-0660

Tulip Development Laboratory, Inc.
TDL Manufacturing, Inc.
1765 Walnut Lane
Quakertown, PA 18951
Telephone: (215) 538-8820
www.tuliplabs.com

Availability of Form 10-KSB

Additional information, including a copy of the Orbit International Corp. 2006 Annual Report on Form 10-KSB with exhibits, as filed with the Securities and Exchange Commission, will be provided without charge to each shareholder mailing a written request to the Company:

80 Cabot Court
Hauppauge, NY 11788

Forward-Looking Statements

Statements in this Annual Report and elsewhere in this document are certain statements which are not historical or current fact and constitute "forward-looking statements" within the meaning of such term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual financial or operating results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements are based on our best estimates of future results, performance or achievements, based on current conditions and the most recent results of the Company. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "may," "will," "potential," "opportunity," "believes," "belief," "expects," "intends," "estimates," "anticipates" or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission.


ORBIT INTERNATIONAL CORP.

Orbit International Corp.
80 Cabot Court
Hauppauge, NY 11788
(631) 435-8300
www.orbitintl.com

END